Exhibit 99.9

IMPERIAL TOBACCO GROUP PLC

Annual Information Updated for the 12 months to 16 December 2005.

In accordance with Prospectus Rule 5.2, the following has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1.  RIS Announcements

The following UK regulatory announcements have been made via a Regulatory Information Service.  A copy of these announcements can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews or from the company’s website www.imperial-tobacco.com

08.12.2004	Directorate Change
09.12.2004	Manufacturing Restructuring
16.12.2004	Director Shareholding
17.12.2004	Director Declaration
06.01.2005	Document Filing re. Report & Accounts
21.01.2005	Director Shareholding
28.01.2005	Holdings In Company
31.01.2005	Director Shareholding
01.02.2005	AGM Statement
02.02.2005	Director Shareholding
08.02.2005	Document Filing
10.02.2005	Directorate Change
14.02.2005	Notice of Results
21.02.2005	Directors Shareholding
23.02.2005	Transaction in Own Shares
24.02.2005	Transaction in Own Shares
25.02.2005	Directors Shareholding
02.03.2005	Transaction in Own Shares
03.03.2005	Transaction in Own Shares
09.03.2005	Transaction in Own Shares
14.03.2005	Holdings In Company
15.03.2005	Transaction in Own Shares
17.03.2005	Transaction in Own Shares
18.03.2005	Transaction in Own Shares
21.03.2005	Trading Statement
22.03.2005	Directors Shareholding
24.03.2005	Transaction in Own Shares
29.03.2005	Transaction in Own Shares
31.03.2005	Doc re. Form 20-F
31.03.2005	Transaction in Own Shares
31.03.2005	Closed Period Share Repurchase Programme
01.04.2005	Holdings In Company

05.04.2005	Transaction in Own Shares
21.04.2005	Holdings In Company
22.04.2005	Holdings In Company
26.04.2005	Interim Results
19.05.2005	Transaction in Own Shares
20.05.2005	Transaction in Own Shares
25.05.2005	Transaction in Own Shares
26.05.2005	Transaction in Own Shares
27.05.2005	Transaction in Own Shares
31.05.2005	Statement Re. McTear Case
01.06.2005	Transaction in Own Shares
02.06.2005	Transaction in Own Shares
07.06.2005	Transaction in Own Shares
13.06.2005	Transaction in Own Shares
15.06.2005	Transaction in Own Shares
16.06.2005	Transaction in Own Shares
17.06.2005	Transaction in Own Shares
20.06.2005	Document re. Interim Results
20.06.2005	Transaction in Own Shares
21.06.2005	Transaction in Own Shares
22.06.2005	Transaction in Own Shares
23.06.2005	Transaction in Own Shares
24.06.2005	Transaction in Own Shares
27.06.2005	Transaction in Own Shares
28.06.2005	Transaction in Own Shares
29.06.2005	Transaction in Own Shares
30.06.2005	Transaction in Own Shares
06.07.2005	Transaction in Own Shares
07.07.2005	Notice of Results
07.07.2005	Transaction in Own Shares
11.07.2005	Transaction in Own Shares
14.07.2005	Taxation Advocate Generals Opinion
15.07.2005	Transaction in Own Shares
18.07.2005	Director/PDMR Shareholding
18.07.2005	Director/PDMR Shareholding
18.07.2005	Transaction in Own Shares
25.07.2005	Directorate Change
27.07.2005	Transaction in Own Shares
29.07.2005	Director Declaration
02.08.2005	Director/PDMR Shareholding
03.08.2005	Transaction in Own Shares
04.08.2005	Transaction in Own Shares
05.08.2005	Transaction in Own Shares
08.08.2005	Director/PDMR Shareholding
11.08.2005	Director/PDMR Shareholding
12.08.2005	Director/PDMR Shareholding
12.08.2005	Transaction in Own Shares
17.08.2005	Transaction in Own Shares
22.08.2005	Director Declaration
22.08.2005	Transaction in Own Shares
23.08.2005	Transaction in Own Shares
30.08.2005	Transaction in Own Shares
05.09.2005	Transaction in Own Shares
06.09.2005	Transaction in Own Shares

07.09.2005	Director Declaration
07.09.2005	Transaction in Own Shares
08.09.2005	Transaction in Own Shares
16.09.2005	Transaction in Own Shares
20.09.2005	Trading Update - 20.09.2005
23.09.2005	Restructuring of Manufacturing Operations
26.09.2005	Sales and Distribution Arrangements
29.09.2005	Manufacturing Reorganisation
30.09.2005	Director/PDMR Shareholding
30.09.2005	Close Period Buyback Programme
04.10.2005	Transaction in Own Shares
05.10.2005	Transaction in Own Shares
06.10.2005	Transaction in Own Shares
10.10.2005	Transaction in Own Shares
11.10.2005	Transaction in Own Shares
12.10.2005	Transaction in Own Shares
13.10.2005	Transaction in Own Shares
17.10.2005	Transaction in Own Shares
18.10.2005	Transaction in Own Shares
19.10.2005	Transaction in Own Shares
20.10.2005	Transaction in Own Shares
25.10.2005	Transaction in Own Shares
27.10.2005	Transaction in Own Shares
28.10.2005	Directorate Change
28.10.2005	Director Declaration
28.10.2005	Transaction in Own Shares
01.11.2005	Final Results
02.11.2005	Director/PDMR Shareholding
02.11.2005	Transaction in Own Shares
04.11.2005	Transaction in Own Shares
10.11.2005	European Court of Justice Ruling
18.11.2005	Announcement Re. Singles
24.11.2005	Impact of IFRS
25.11.2005	Transaction in Own Shares
06.12.2005	Transaction in Own Shares
08.12.2005	Transaction in Own Shares
09.12.2005	Transaction in Own Shares
12.12.2005	Director/PDMR Shareholding
13.12.2005	Transaction in Own Shares
14.12.2005	Transaction in Own Shares
15.12.2005	Document re filing of Report and Accounts
15.12.2005	Transaction in Own Shares

2.  Documents filed at Companies House

The company has also made the following filings with Companies House.  Copies of these documents can be obtained from Companies House -Companies House, Crown Way, Maindy, Cardiff CF14 37Z, telephone: 0870 3333 636, email at enquiries@companies-house.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

01.10.2004	288a Appointment of director or secretary
01.10.2004	288b Terminating appointment as director or secretary
11.10.2004	288c Change of Particulars for director or secretary
17.12.2004	288a Appointment of director or secretary
08.02.2005	Resolutions passed at AGM
10.02.2005	288b Appointment of director or secretary
03.03.2005	Directors Report & Accounts
04.03.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
09.03.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
23.03.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
29.03.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
04.04.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
15.04.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
25.04.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
31.05.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
08.06.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
13.06.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
22.06.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
24.06.2005	363a Annual Return
27.06.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
07.07.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
13.07.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
18.07.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
25.07.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
01.08.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
02.08.2005	288a Appointment of director or secretary
08.08.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
15.08.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
22.08.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
26.08.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
05.09.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
14.09.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
16.09.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
26.09.2005	On Line Filing
28.09.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
18.10.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
24.10.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
31.10.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
04.11.2005	288a Appointment of director or secretary
04.11.2005	288b Terminating appointment as director or secretary
07.11.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
14.11.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
05.12.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury

3.  Documents Published and sent to Shareholders

The Imperial Tobacco Group PLC Annual Report and Accounts 2005 and ancillary documents (which were filed with the UKLA Document Viewing Facility on 15 December 2005) can be found on company’s website (www.imperial-tobacco.com), as can the company’s Interim Report which was filed with the UKLA Document Viewing Facility on 20 June 2005.

06.01.2005	Report and Accounts
08.02.2005	AGM Resolutions
31.03.2005	Form 20-F
20.06.2005	Interim Report
15.12.2005	Report and Accounts

4.  Documents filed with the Securities and Exchange Commission

The Company has submitted filings (including Form 20-F, Forms 6-K and Forms S-8) to the Securities and Exchange Commission in the United States of America by virtue of its shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at:

http://www.sec.gov/edgar/searchedgar/companysearch.html

using the company’s Ticker Symbol “ITY”.

Further information is available regarding the Company and its activities via the company website: www.imperial-tobacco.com

In accordance with Section 5.2.7 Prospectus Rules, we confirm that to the best of our knowledge, the information relating to the Company referred to above is up-to-date at the date of this announcement but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

A copy of this Annual Information Update can be obtained from the Company’s registered office:

Imperial Tobacco Group PLC

P O Box 244

Upton Road

Bristol BS99 7UJ

For further information,  please contact

Christopher Deft	Assistant Company Secretary	+44 (0) 117 933 7176

16 December 2005